Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
December 5, 2006

Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Uroplasty, Inc.
Amendment No. 2 to Form SB-2 on Form S-3 Registration Statement
File No. 333-128313
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in connection with the filing by the Company of Amendment No. 2 to Form SB-2 on Form S-3 Registration Statement.
The Company has identified by footnote the person or persons who beneficially own the securities held by entities named in the table.
Except as indicated in footnote 16 to the table, to the knowledge of the Company, none of the selling shareholders is an affiliate of a broker-dealer or a broker-dealer.
The Company cannot complete the blanks in the “All other holders” row in the selling shareholders table because, after reasonable inquiry, the Company has not been able obtain the information required to be disclosed about the holders of the remaining 21,226 warrants shares. If such information becomes known to the Company after effectiveness, the Company understands that it may add the name(s) of the selling shareholder(s) by filing a prospectus supplement pursuant to the Division’s Telephone Interpretations, Regulation S-K Item No. 61.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.

Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins